UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)*



                              UNR Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  903-185-114
                      -------------------------------------
                                 (CUSIP Number)

                           John H. Laeri, Jr., Trustee
                        UNR Asbestos-Disease Claims Trust
                              100 North Lincoln Way
                          North Aurora, Illinois 60542
                                 (708) 892-5757
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 11, 1996
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 2 Pages.

         This Amendment No. 10 amends and supplements the Schedule 13D filed on March 5, 1990 as amended by Amendments Nos. 1 through 9 (the "Schedule 13D") by the UNR Asbestos-Disease Claims Trust (the "Trust") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of UNR Industries, Inc., a Delaware corporation ("UNR"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the
Schedule 13D.

Item 4.  Purpose of Transaction.
-------  -----------------------

         Item 4 of the Schedule 13D is hereby amended by adding the following paragraph immediately before the final paragraph of such Item:


         The Trust has reviewed its investment in UNR and has determined it will explore a possible sale of its block of Common Stock to a potential acquiror of UNR, merger or recapitalization of UNR, or a future sale of its shares in one or more public or private offerings. The Trust is in the process of retaining an investment banker to advise the Trust with respect to its options and to assist the Trust in implementing a program to achieve the Trust's objectives of maximizing the value of its investment in UNR and liquidating such investment as promptly as it is practical to do so.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 1996

                                         UNR Asbestos-Disease Claims Trust

                                         /s/ John H. Laeri, Jr.
                                         ------------------------------------
                                         John H. Laeri, Jr., Trustee Chairman



                                Page 2 of 2 pages